September 16, 2019

Michael E. Reed
Chief Executive Officer
New Media Investment Group Inc.
1345 Avenue of the Americas, 45th Floor
New York, NY 10105

       Re: New Media Investment Group Inc.
           Registration Statement on Form S-4
           Filed August 29, 2019
           File No. 333-233509

Dear Mr. Reed:

       We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-4 filed August 29, 2019

Risk Factors
New Media's and Gannett's respective certificates of incorporation designate the Delaware
Court of Chancery, page 27

1. We note that New Media Investment Group Inc.'s forum selection provision identifies the
       Court of Chancery of the State of Delaware as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act
 Michael E. Reed
New Media Investment Group Inc.
September 16, 2019
Page 2
         or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your prospectus to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.
2. Please revise to clarify the forum selected in New Media's exclusive forum provision. In that regard, your risk factor disclosure suggests that "a state court located within the state of Delaware" or the federal district court for the District of Delaware are alternative courts selected, but such other courts are not referenced in New Media's exclusive forum provision.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Susan Block at 202-551-3210 or Laura Nicholson at 202-551-3584 with any questions.



FirstName LastNameMichael E. Reed                               Sincerely,
Comapany NameNew Media Investment Group Inc.
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